JOHN HANCOCK SOVEREIGN BOND FUND

ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

Policies with Respect to Security Investments

On June 7, 2011, the Board of Trustees approved the following change to the investment policy regarding the use of preferred securities:

For John Hancock Bond Fund:

The Fund may purchase corporate debt securities bearing fixed or fixed and contingent interest as well as those that carry certain equity features, such as conversion or exchange rights or warrants for the acquisition of stock of the same or a different issuer, or participations based on revenues, sales or profits. The Fund may purchase preferred ~~stock~~  securities. The Fund will not exercise any such conversion, exchange or purchase rights if, at the time, the value of all equity interests so owned would exceed 10% of the Fund’s total assets taken at market value.